Exhibit 12.1

Polypore International, Inc.

Ratio of Earnings to Fixed Charges

	Predecessor						Successor	Pro Forma
(in millions)	1999	2000	2001	2002	2003	January 4, 2004 through May 1, 2004	May 2, 2004 through January 1, 2005	Year End 2004

Earnings:
Pretax income before extraordinary items and cumulative effect of accounting changes	$15,800	$35,499	$39,632	$28,234	$64,094	$40,518	$(27,918)	$2,997
Fixed charges	10,209	19,563	15,398	21,961	22,828	6,587	43,315	78,980

Earnings as adjusted	$26,009	$55,062	$55,030	$50,195	$86,922	$47,105	$15,397	$81,977

Fixed charges:
All interest, whether capitalized or expensed (exclude interest income)	$10,123	$18,193	$14,125	$20,862	$21,521	$6,048	$42,098	$77,225
Interest portion of rental expense	86	1,370	1,273	1,099	1,307	539	1,217	1,755

Fixed charges	$10,209	$19,563	$15,398	$21,961	$22,828	$6,587	$43,315	$78,980

Fixed charges ratio	2.6	2.8	3.6	2.3	3.8	7.2	0.4	1.0

For purposes of computing the ratio of earnings to fixed chares, earnings consist of earnings before income taxes plus fixed chares.  Fixed charges consist of interest expense, amortization of debt issuance costs and the portion of rental expense that management believes is representative of the interest component of rental expense.